[redacted]

09055736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 52141

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 26 2009
503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sidoti & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

317 Madison Avenue, Suite 1400

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Sidoti — (212) 297-0001 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Sidoti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sidoti & Company, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DAVID J. GOLD
Notary Public, State of New York
Qualified in Richmond County
Registration: 02GO5082848
Commission Expires: 7/28/09

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SIDOTI & COMPANY, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member and the Board of Directors of
Sidoti & Company, LLC

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sidoti & Company, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 20, 2009

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS	
Cash and cash equivalent	$ 11,443,401
Receivables from clearing brokers, including clearing deposit of $164,076	644,413
Accounts receivable	406,976
Property and equipment, net	290,603
Other assets	713,456
	$ 13,498,849
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Bonuses payable	$ 4,628,500
Commissions payable	1,338,542
Payables to clearing brokers	26,800
Due to Parent	55,939
Accounts payable and accrued expenses	955,437
Total liabilities	7,005,218
Commitments	
Member's equity	6,493,631
	$ 13,498,849

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware limited liability company formed on March 1, 1999. The Company's principal business activity is performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment and financing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulator Agency ("FINRA"). In addition, the Company is a member under the Ontario Securities Commission. The Company's sole member is Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalent

The Company considers an investment in a money market account to be cash equivalent.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Lives
Office equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Revenue Recognition from Research Income

The Company records income from research services at the time the services are earned.

Revenue Recognition from Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. These revenues are recorded in accordance with the terms of the investment banking agreements.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable is primarily comprised of receivables from the Company's research and investment banking transactions.

Income Taxes

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax and the Company reimburses Holding, LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. At December 31, 2008, the amount recorded as Due to Parent on the statement of financial condition relates to the city income taxes payable.

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, and based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. At December 31, 2008, the Company has fully utilized the net operating loss carry forwards attributable to the Company's prior years' losses and has recorded an unincorporated business tax ("UBT") expense of approximately $56,000, which is included in the statement of operations.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

2. Net capital requirement

The Company, as a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $5,083,000, which was approximately $4,616,000 in excess of its minimum requirement of approximately $467,000.

3. Commitments

Operating leases

The Company is obligated under various operating lease agreements for their office locations, which expire through October 2012. The leases contain escalation clauses based on increased costs incurred by the landlord. Rent expense under these agreements for the year ended December 31, 2008 was approximately $1,016,000.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2008, are approximately as follows:

Year ending December 31,	
2009	1,019,000
2010	963,000
2011	980,000
2012	830,000
	$ 3,792,000

The Company is obligated under a license agreement to make payments for the use of a database management system through 2010. The minimum future payments for the year ended December 31, 2009 and 2010 are approximately $138,000 and $109,000, respectively. Data expenses under this agreement were approximately $138,000 for the year ended December 31, 2008.

The Company is obligated under an operating lease for a phone system that expires in March 2009. Aggregate future minimum payments for the year 2009 are approximately $18,000.

Legal

The Company from time to time is subject to legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the amount of any ultimate liability with respect to these actions will not materially affect the Company's financial statements or results of operations.

4. Off-balance-sheet risk and concentrations of credit risk

Pursuant to its clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. At December 31, 2008, the receivables from the clearing brokers' represents commissions receivable earned as an introducing broker for the transactions of its customers. Under certain conditions, as defined in the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, a clearing deposit of not less than $150,000. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral in the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

4. Off-balance-sheet risk and concentrations of credit risk (continued)

The Company maintains its cash balances in financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution, through December 31, 2009. These balances may, at times, exceed federally insured limits.

5. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Office equipment	$ 1,021,513
Furniture and fixtures	87,639
Computer software	99,132
Leasehold improvements	280,833
	1,489,117
Less accumulated depreciation and amortization	1,198,514
	$ 290,603

6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Retirement plan

The Company has a retirement plan ('the Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2008 the Company elected not to make a contribution.

8. Subsequent event

Through February 20, 2009, the Company distributed $225,000 to its sole member.